1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 15, 2005

For the month of March 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 4/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on March 17, 2005: Board Meeting Approved a Resolution for New Shares Issuance

99.2	Announcement on March 17, 2005: Board Meeting’s Resolution on Retained Earning Distribution

99.3	Announcement on March 17, 2005: Board’s Resolution to Convene Annual General Meeting (AGM)

99.4	Announcement on March 17, 2005: Important Resolutions from 9th term 12th Board Meeting

99.5	Announcement on March 23, 2005: To announce related materials on acquisition of Fortune Venture Capital Corporation common shares

99.6	Announcement on March 29, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.7	Announcement on April 1, 2005: UMCi Assets Transferred to UMC Singapore Branch

99.8	Announcement on April 4, 2005: To announce related materials on acquisition of facility and equipment

99.9	Announcement on April 7, 2005: March Revenue

99.10	Announcement on April 14, 2005: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on April 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

Board Meeting Approved a Resolution for New Shares Issuance

1.	Date of the board of directors resolution: 2005/03/17

2.	Source of capital increase funds: Undistributed retained earnings from 2004 and before

3.	Number of shares issued: 1,956,021,965 shares (including employee bonus shares)

4.	Par value per share: NT$10

5.	Total monetary amount of the issue: NT$19,560,219,650

6.	Issue price: Not applicable

7.	Number of shares subscribed by or allotted to employees: 197,285,530 shares for employee bonus

8.	Number of shares publicly sold: Not applicable

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: each shareholder will be entitled to receive a stock dividend of 100 shares for every 1,000 common shares held by shareholders.

10.	Method of handling fractional shares and shares unsubscribed by the deadline: if received shares include any fractional shares which are less than one share, shareholders may arrange fractional shares to form one full share and register within 5 days of the record date. Otherwise cash will be paid in the amount calculated at par value and Chairman will be authorized to arrange designated parties to purchase fractional shares.

11.	Rights and obligations of the newly issued shares: same as ordinary shares

12.	Utilization of the funds from the capital increase: expansion project

13.	Any other matters that need to be specified: None

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Exhibit 99.2

Board Meeting’s Resolution on Retained Earning Distribution

1.	Date of the board of directors resolution: 2005/03/17

2.	Type and monetary amount of dividend distribution: Stock dividend NT$ 1.0

3.	Any other matters that need to be specified:

(1)	Propose to distribute employee bonus shares NT$1,972,855,300; bonus to directors & supervisors is NT$27,005,742

(2)	Propose to issue 197,285,530 shares as employee bonuses, which account for 10.09 % of total new shares issuance

(3)	Recalculated EPS after distributions of employee bonuses and directors & supervisors bonuses is NT$ 1.77

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Exhibit 99.3

Board’s Resolution to Convene Annual General Meeting (AGM)

1.	Date of the board of directors resolution: 2005/03/17

2.	Date for convening the shareholders’ meeting: 2005/06/13

3.	Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park

4.	Cause or subjects for convening the meeting:

1)	Reporting items

1.	2004 business report

2.	Supervisor’s report of 2004 audited financial report

3.	Acquisition or disposal of assets with related parties in 2004

4.	7th treasury shares buyback program

5.	Merger with SiS Microelectronics

6.	To institute “Code of Ethics for Directors, Supervisors and Officers”

2)	Approving items

1.	To accept the Company’s 2004 business report and financial statement

2.	To approve the Company’s 2004 retained earnings distribution

3)	Discussion items

1.	To amend the Company’s “Loan Procedure”

2.	To release the Directors elected from non-competition restrictions

3.	To approve the capitalization of 2004 dividends and employee bonus

4.	To amend the Company’s Articles of Incorporation

4)	To elect the Company’s director

5.	Starting and ending dates of suspension of share transfer: 2005/04/15~2005/06/13

6.	Any other matters that need to be specified: None

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Exhibit 99.4

Important Resolutions from 9th term 12th Board Meeting

1.	Date of occurrence of the event: 2005/03/17

2.	Cause of occurrence: None

3.	Countermeasures: None

4.	Any other matters that need to be specified:

(1)	The Company’s revenue for 2004 is NT$117,311,840 thousand, net income after tax is NT$31,843,381 thousand, EPS is NT$1.89

(2)	Proposal to pay a stock dividend: to issue a stock dividend of 100 common shares for every 1,000 common shares

(3)	Approved the Company’s “Code of Ethics for Directors, Supervisors and Officers”

(4)	Approved the Company’s “Audit Committee Charter”

(5)	Approved the amendment of the dividend policy in the Company’s Article of Incorporation: dividend to be allocated as cash dividend in the range of 20% to 100% and stock dividend in the range of 0% to 80%. Employee bonus in the form of new shares or cash.

(6)	2005 annual general meeting (AGM) will be held at 9am on June 13, 2005 in the UMC Recreation Center, Hsinchu Science Based Park.

(7)	Report of 9th term 11th board meeting minute

Proposal 1:The Chairman submitted his report with regard to the search initiated by investigators, supposedly in accordance with the Securities and Exchange Law and other legislation, for discussion by the directors and supervisors present at the board meeting.

Resolution: After thorough discussion amongst the board directors and supervisors, and responses to questions proposed by the independent directors and supervisors, there was unanimous agreement that there are no significant facts or reasons to justify this investigation. The Company’s business development in Mainland China, including the Company’s relationship with Hejian Technology, is related to the Company’s business strategy, and the directors fully authorize and support the chairman in handling these affairs in accordance with government legislation and regulations.

Proposal 2:The Company proposed a donation in the amount of NT$50 million annually to support the educational needs of children of poor families unable to meet these needs by themselves. These donations will be entrusted to charity groups with proven track records, such as the World Vision Taiwan and the Taiwan Fund for Children and Families.

Resolution: The Board unanimously agreed.

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Exhibit 99.5

To announce related materials on acquisition of Fortune Venture Capital Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of Fortune Venture Capital Corporation

2.	Date of occurrence of the event: 2005/03/23

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 150,000,000 shares; average unit price: $10 NTD; total amount: $1,500,000,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Capital Corporation; investee company which UMC holds 99.99%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment of $1,500,000,000 NTD on 2005/03/23.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance. The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 449,994,000 shares; amount: $4,025,187,500 NTD; percentage of holdings: 99.99%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.14%; ratio of shareholder’s equity: 28.63%; the operational capital as shown in the most recent financial statement: $87,096,622 thousand NTD

13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/03/11~2005/03/29

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,195,000 shares; average unit price: $139.07 NTD; total amount: $305,268,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 256,449,720 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 63,616,596 shares; amount: 1,414,876,015 NTD; percentage of holdings: 16.00%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.14%; ratio of shareholder’s equity: 28.63%; the operational capital as shown in the most recent financial statement: $87,096,622 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.7

UMCi Assets Transferred to UMC Singapore Branch

1.	Date of occurrence of the event: 2005/04/01

2.	Cause of occurrence: For operational purposes, the business, operation and assets of UMCi (an investee company in which UMC holds a 100% stake) will be transferred to UMC Singapore Branch on April 1, 2005.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on acquisition of facility and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Facility and equipment

2.	Date of the occurrence of the event: 2004/04/21~2005/04/03

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price: $47,214,136 NTD; total transaction price: $330,498,953 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): I-Shin Construction Co.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.9

United Microelectronics Corporation

April 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
March	Invoice amount	6,722,878	9,739,840	- 3,016,962	-30.98%
2005	Invoice amount	19,932,596	26,160,983	- 6,228,387	-23.81%
March	Net sales	7,008,332	9,006,592	- 1,998,260	-22.19%
2005	Net sales	20,285,719	25,325,527	- 5,039,808	-19.90%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	5,154,060	1,029,600	35,583,964
UMC’s subsidiaries	21,838	21,548	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1	Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2	Hedging purpose (for the position of floating rate liabilities) NT$ thousand

Underlying assets / liabilities	19,885,600
Financial instruments	Futures, Interest rate swap
Mark to market value	-88,352

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,383,712
Net Profit from Market Value	8,698
Written-off Trading Contracts	297,140
Realized profit (loss)	11,193

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Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/05/14~2005/04/13

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 11; average unit price: $46,162,591 NTD; total transaction price: $507,788,500 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.11

United Microelectronics Corporation

For the month of March, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of March, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of February 28, 2004	Number of shares held as of March 31, 2005	Changes
Chairman	Robert Tsao	89,630,917	91,430,917	1,800,000
Director	Hong-Jen Wu	34,323,501	34,243,501	(80,000)
Supervisor	Tzyy-Jang Tseng	17,970,959	17,889,959	(81,000)
Vice President	Ing-Ji Wu	11,453,338	11,443,338	(10,000)
Vice President	Henry Liu	10,304,148	10,244,148	(60,000)
Vice President	Nick Nee	4,280,306	4,270,306	(10,000)
Vice President	Tai-Sheng Feng	1,094,866	1,092,866	(2,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of February 28, 2004	Number of shares pledge as of March 31, 2005	Changes
Business Group President	Fu-Tai Liu	1,400,000	1,550,000	150,000

3)	The acquisition assets (NT$ Thousand)

Description of assets	March	2005
Semiconductor Manufacturing Equipment	994,793	1,784,014
Fixed assets	35,946	93,421

4)	The disposition of assets (NT$ Thousand)

Description of assets	March	2005
Semiconductor Manufacturing Equipment	7,641	53,138
Fixed assets	0	0

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